EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		Three Months Ended March 31, 2017

	Earnings before fixed charges:
	Income from operations before income taxes and equity in earnings of unconsolidated subsidiaries and after distribution of earnings from unconsolidated subsidiaries	$48,562
Add:	Interest expense	21,406
	Depreciation expense on capitalized interest	514
	Amortization of deferred financing costs	937

	Earnings before fixed charges	$71,419

	Fixed charges:
	Interest expense	$21,406
	Amortization of deferred financing costs	937
	Capitalized interest	4,982

	Fixed charges	27,325

	Preferred unit distributions	118

	Combined fixed charges	$27,443

	Ratio of earnings to fixed charges	2.61

	Ratio of earnings to combined fixed charges	2.60